Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Three Months Ended	Fiscal Year Ended April 30,
	July 31, 2012	2012	2011	2010	2009	2008
Earnings
Income from continuing operations	$2,066	$9,914	$4,519	$6,094	$10,008	$14,109
Add:
Combined fixed charges and preferred distributions (see below)	17,271	68,172	64,954	71,497	72,027	66,317
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(66)	(135)	180	(22)	40	136
Interest capitalized	(161)	(571)	(57)	(19)	(912)	(506)
Preferred distributions	(593)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$18,517	$75,008	$67,224	$75,178	$78,791	$77,684

Fixed charges
Interest expensed	$16,517	$65,229	$62,525	$69,106	$68,743	$63,439
Interest capitalized	161	571	57	19	912	506
Total fixed charges	$16,678	$65,800	$62,582	$69,125	$69,655	$63,945
Preferred distributions	593	2,372	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$17,271	$68,172	$64,954	$71,497	$72,027	$66,317

Ratio of earnings to fixed charges	1.11	1.14	1.07	1.09	1.13	1.21
Ratio of earnings to combined fixed charges and preferred distributions	1.07	1.10	1.03	1.05	1.09	1.17